                                  Filed by The Royal Bank of Scotland Group plc
                         This communication is filed pursuant to Rule 425 under
                                         The Securities Act of 1933, as amended.

                                           Subject Company: ABN AMRO Holding NV

                                              Commission File Number: 001-14624

                                                            Date: July 16, 2007

On July 16, 2007, Royal Bank of Scotland issued the following press release:

The Royal Bank of Scotland Group plc                             16 July 2007

RBS's Acquisition of ABN AMRO Businesses

Following the ruling of the Dutch  Supreme Court  regarding the sale of LaSalle,
RBS, Fortis and Santander have today announced  revised terms for their proposed offer for ABN AMRO as set out in the Banks' Press Release.

RBS's announcement of 29 May 2007 set out the rationale for its participation in the proposed  offer to acquire ABN AMRO.  That  announcement  remains  unchanged except in relation to LaSalle.

RBS intends to continue with the acquisition of the Global Wholesale  Businesses and  International  Retail  Businesses of ABN AMRO ("the ABN AMRO  Businesses").
Instead of  acquiring  LaSalle,  RBS will  acquire cash from the sale of LaSalle and, in the absence of LaSalle, the synergies  anticipated in North America have been revised.

The consideration for the ABN AMRO Businesses net of the sale of LaSalle will be
EUR16 billion, of which EUR5 billion will be financed by equity.

RBS believes that this  transaction  will provide  enhanced growth prospects and attractive  financial  returns.  As a result of the transaction,  RBS expects to deliver  cost  savings  amounting  to  EUR1,237  million (or  EUR1,319  million, including its share of central cost savings) and net revenue benefits  amounting to EUR481 million, by the end of 2010.

On RBS's forecasts for business growth and  transaction  benefits,  the internal rate of  return  on the  acquisition  of the ABN AMRO  Businesses  will be 15.5%
post-tax, well above the Group's hurdle rate of 12% post-tax. The acquisition is expected to deliver a post-tax return on  investment(1) of 13.2% in 2010, and to increase  Group  adjusted  earnings  per share(2) by 2.0% in 2009 and by 7.0% in
2010.

Sir Fred Goodwin, Group Chief Executive, said:

"The acquisition of the ABN AMRO Businesses  remains compelling from a financial point of view,  as evidenced by the fact that it produces  essentially  the same earnings enhancement for the Group, despite the smaller size of the transaction.
From a strategic perspective,  whilst we would have preferred to acquire LaSalle as well,  the  businesses we are  acquiring  open up many new markets and growth
opportunities,   enabling  us  to   significantly   accelerate   our   strategic
development."

(1) Return on investment defined as profit after tax plus post-tax  transaction benefits over consideration plus post-tax integration costs
(2) Adjusted for purchased intangibles amortisation and integration costs

--------------------------------------------------------------------------------

Investor, Analyst and Press Information

The  following  conference  calls will be hosted  today 16 July 2007 by Sir Fred
Goodwin, RBS Group Chief Executive:

ANALYSTS AND INSTITUTIONAL INVESTORS - 9.00am (BST), 10.00am (CET)
o        Dial-in details:
-        UK Toll:                           +44 207 138 0811
-        UK Toll free:                      0800 028 7847
-        US Toll:                           +1 718 354 1193
-        US Toll free:                      1888 893 9532
o        Replay details:
-        UK Toll:                           +44 20 7806 1970
-        UK Toll Free:                      0800 559 3271
-        US Toll:                           +1 718 354 1112
-        US Toll Free:                      1866 883 4489
-        Passcode:                          6246521

NEWSWIRES - 7.30am (BST), 8.30am (CET)
o        Dial-in details:
-        UK Toll:                           +44 207 138 0811
-        UK Toll free:                      0800 028 7847
-        US Toll:                           +1 718 354 1193
-        US Toll free:                      1888 893 9532
-        Spain Toll:                        +34 914 533 434
-        Spain Toll free:                   800 099 465
-        Netherlands Toll:          +31 20 713 2789
-        Netherlands Toll free:             0800 026 0068

MEDIA - 11.00am (BST), 12.00pm (CET)
o        Dial-in details:
-        UK Toll:                           +44 207 138 0811
-        UK Toll free:                      0800 028 7847
-        US Toll:                           +1 718 354 1193
-        US Toll free:                      1888 893 9532
-        Spain Toll:                        +34 914 533 434
-        Spain Toll free:                   800 099 465
-        Netherlands Toll:          +31 20 713 2789
-        Netherlands Toll free:             0800 026 0068
o        Replay details:
-        UK Toll:                           +44 20 7806 1970
-        UK Toll Free:                      0800 559 3271
-        US Toll:                           +1 718 354 1112
-        US Toll Free:                      1866 883 4489
-        Passcode:                          6043979

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Important Information

In  connection  with the  proposed  Offer,  RBS  expects  to file with the SEC a
Registration Statement on Form F-4, which will constitute a prospectus,  and the
Banks  expect to file with the SEC a Tender  Offer  Statement on Schedule TO and other relevant  materials.  INVESTORS ARE URGED TO READ ANY DOCUMENTS  REGARDING
THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE,  BECAUSE THEY WILL CONTAIN
IMPORTANT  INFORMATION.  Investors  will  be  able  to  obtain  a copy  of  such documents,  without charge, at the SEC's website  (http://www.sec.gov) once such documents are filed with the SEC.  Copies of such documents may also be obtained from RBS and the other Banks, without charge, once they are filed with the SEC.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction  in which such offer,  solicitation or sale would be unlawful prior to  registration  or  qualification  under  the  securities  laws  of  any  such jurisdiction. This press release is not an offer of securities for sale into the
United  States.  No offering of  securities  shall be made in the United  States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This  announcement   includes  certain   "forward-looking   statements".   These
statements  are  based  on the  current  expectations  of RBS and are  naturally subject to  uncertainty  and changes in certain  circumstances.  Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation,  statements  typically
containing  words  such  as  "intends",  "expects",  "anticipates",   "targets",
"plans",   "estimates"   and  words  of  similar   import.   By  their   nature,
forward-looking  statements involve risk and uncertainty  because they relate to events and depend on  circumstances  that will occur in the future.  There are a number of factors that could cause  actual  results and  developments  to differ materially from those expressed or implied by such  forward-looking  statements.
These  factors  include,  but are not limited to, the presence of a  competitive offer for ABN AMRO,  satisfaction  of any  pre-conditions  or  conditions to the proposed  Offer,  including the receipt of required  regulatory  and  anti-trust approvals,  the successful  completion of the Offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed Offer (including anticipated synergies) not being realized, the separation and integration of ABN
AMRO and its assets and the  integration  of such  businesses  and assets by RBS being materially  delayed or more costly or difficult than expected,  as well as additional  factors,  such as changes  in  economic  conditions,  changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government  actions.  Other unknown or  unpredictable  factors
could   cause   actual   results  to  differ   materially   from  those  in  the
forward-looking  statements.  RBS does not  undertake  any  obligation to update publicly  or  revise  forward-looking  statements,  whether  as a result  of new information, future events or otherwise, except to the extent legally required.

Merrill Lynch  International,  which is  authorised  and regulated in the United
Kingdom by the Financial Services  Authority,  is acting as financial adviser to
Fortis, RBS and Santander and as underwriter for Fortis, RBS and Santander,  and is acting for no one else in connection with the proposed Offer, and will not be responsible  to anyone other than Fortis,  RBS and  Santander  for providing the protections  afforded  to  customers  of  Merrill  Lynch  International  nor for providing advice to any other person in relation to the proposed Offer.

The Royal Bank of Scotland plc,  which is authorised and regulated in the United
Kingdom by the FSA, is also acting as financial adviser to RBS and is acting for no one else in connection with the proposed  Offer,  and will not be responsible to anyone other than RBS for providing the protections  afforded to customers of
The Royal Bank of Scotland plc nor for  providing  advice to any other person in relation to the proposed Offer.

Any  Offer  made in or into the  United  States  will  only be made by the Banks and/or RFS Holdings directly or by a dealer-manager  that is registered with the
SEC.